CELL & MOLECULAR TECHNOLOGIES, INC.
  AND SUBSIDIARY
Consolidated Financial Statements
December 31, 1997, 1996 and 1995

CELL & MOLECULAR TECHNOLOGIES, INC.
  AND SUBSIDIARY
Table of Contents
================================================================================




                                                                            Page


Independent Auditors' Report                                                   1


Consolidated Financial Statements
    Balance Sheets at December 31, 1997 and 1996                             2-3

    Statements of Operations
         For the Years Ended December 31, 1997, 1996 and 1995                  4

    Statements of Changes in Stockholders' Equity
         For the Years Ended December 31, 1997, 1996 and 1995                  5

    Statements of Cash Flows
         For the Years Ended December 31, 1997, 1996 and 1995                6-7


Notes to Consolidated Financial Statements                                  8-18

                          Independent Auditors' Report



To the Board of Directors and Stockholders
Cell & Mollecular Technologies, Inc. and Subsidiary


We have audited the accompanying balance sheets of Cell & Mollecular Technologies, Inc. and Subsidiary as of December 31, 1997 and 1996, and the related statements of operations, changes in stockholders' equity and cash flows for the years ended December 31, 1997, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cell & Mollecular Technologies, Inc. and Subsidiary as of December 31, 1997 and 1996 and the results of its operations and its cash flows for the years ended December 31, 1997, 1996 and 1995, in conformity with generally accepted accounting principles.




RAICH ENDE MALTER LERNER & CO.
East Meadow, New York
March 6, 1998

CELL & MOLECULAR TECHNOLOGIES, INC.
  AND SUBSIDIARY
Consolidated Balance Sheets
================================================================================


                                                                    December 31,
                                                              ----------------------
                                                                 1997        1996
                                                              ----------  ----------
Assets
Current Assets
  Cash                                                        $  743,683  $  133,722
  Accounts receivable - net of allowance for doubtful
    accounts of $10,000 and $-0- for 1997 and 1996,
    respectively                                                 281,332     274,904
  Unbilled services                                               65,188      33,610
  Inventory                                                      135,077      77,702
  Prepaid expenses                                                    --      14,713
                                                              ----------  ----------

                                                               1,225,280     534,651
                                                              ----------  ----------

Property, Plant and Equipment                                  1,117,639     382,103
Less:  Accumulated depreciation and amortization                 321,868     209,790
                                                              ----------  ----------

                                                                 795,771     172,313
                                                              ----------  ----------

  Deferred Financing Costs - net of accumulated amortization
of $175                                                            7,406          --
                                                              ----------  ----------
                                                              $2,028,457  $  706,964
                                                              ==========  ==========

================================================================================


                                                               December 31,
                                                         -------------------------
                                                             1997         1996
                                                         -----------   -----------
Liabilities and Stockholders' Equity
Current Liabilities
  Line of credit                                         $    31,295   $    25,690
  Current maturities of long-term debt                        27,038         3,431
  Current maturities of stockholder loans                         --       133,057
  Accounts payable                                           222,994       133,386
  Accrued salaries and payroll taxes                          40,235       174,217
  Taxes payable                                                   --           800
  Customer deposits                                          614,640            --
  Unearned revenue                                            52,648       124,720
                                                         -----------   -----------

                                                             988,850       595,301

Long-Term Debt - net of current maturities                   351,111         3,872

Stockholder Loans - net of unamortized discount
  of $116,748                                                397,627            --
                                                         -----------   -----------
                                                           1,737,588       599,173
                                                         -----------   -----------

 Stockholders' Equity
  Convertible Preferred Stock - $.01 par value - 1,000
    shares authorized, issued and outstanding in 1997             10            --
  Class A Common Stock - $.01 par value - 2,000 shares
    authorized; 1,000 shares issued and 790 shares
    outstanding in 1997 and 1,000 shares issued and
    outstanding in 1996                                            8            10
  Class B Common Stock - $.01 par value - 150 shares
    authorized, none issued and outstanding in 1997 and
    1996                                                          --            --
  Additional paid-in capital                                 392,691            --
  Retained earnings (deficit)                               (101,840)      107,781
                                                         -----------   -----------

                                                             290,869       107,791
                                                         -----------   -----------
                                                         $ 2,028,457   $   706,964
                                                         ===========   ===========



See notes to consolidated financial statements.

CELL & MOLECULAR TECHNOLOGIES, INC.
  AND SUBSIDIARY
Consolidated Statements of Operations
================================================================================


                               For the Years Ended
                                  December 31,
                                               ---------------------------------------
                                                   1997          1996          1995
                                               -----------   -----------   -----------
Income
Contract revenue                               $ 1,125,855   $   602,836   $   729,268
Sales of goods                                   1,054,335       868,385       797,123
Other income                                        44,375         4,704            --
Interest income                                     12,949         1,182         1,205
                                               -----------   -----------   -----------

                                                 2,237,514     1,477,107     1,527,596
                                               -----------   -----------   -----------

Expenses
Cost of contract revenue                           696,195       378,071       488,493
Cost of goods sold                                 705,519       555,167       503,666
Selling, general and administrative expenses       997,994       555,513       456,649
Interest expense                                    47,427         7,077         8,136
Loss on sale of fixed assets                            --        41,258            --
                                               -----------   -----------   -----------

                                                 2,447,135     1,537,086     1,456,944
                                               -----------   -----------   -----------

Income (Loss) Before Provision (Benefit) for
Income Taxes                                      (209,621)      (59,979)       70,652

Provision (Benefit) for Income Taxes                    --         2,638        13,943
                                               -----------   -----------   -----------

Net Income (Loss)                              $  (209,621)  $   (62,617)  $    56,709
                                               ===========   ===========   ===========


Basic and Diluted Net Income (Loss) Per Share  $   (229.85)  $    (62.62)  $     56.71
                                               ===========   ===========   ===========




See notes to consolidated financial statements.

CELL & MOLECULAR TECHNOLOGIES, INC.
  AND SUBSIDIARY
Consolidated Statements of Changes in Stockholders' Equity
================================================================================
                            For the Years Ended December 31, 1997, 1996 and 1995

                                         Convertible             Class A             Class B
                                       Preferred Stock         Common Stock       Common Stock   Additional   Retained
                                    --------------------  ---------------------  ----------------  Paid-In    Earnings
                                     Shares      Amount     Shares      Amount   Shares    Amount  Capital    (Deficit)     Total
                                    ==============================================================================================
Balance - January 1, 1995                  --  $      --      1,000         $10      --    $  --   $     --   $113,689    $113,699
  Net income                               --         --         --          --      --       --         --     56,709      56,709
                                    ---------  ---------  ---------   ---------   -----    -----  ---------  ---------   ---------

Balance  - December 31, 1995               --         --      1,000          10      --       --         --    170,398     170,408
  Net (loss)                               --         --         --          --      --       --         --    (62,617)    (62,617)
                                    ---------  ---------  ---------   ---------   -----    -----  ---------  ---------   ---------

Balance - December 31, 1996                --         --      1,000          10      --       --         --    107,781     107,791
  Issuance of preferred stock           1,000         10         --          --      --       --    249,990         --     250,000
  Discount on stockholder loan             --         --         --          --      --       --    120,199         --     120,199
  Contribution of shares back to
    the Company                            --         --       (300)         (3)     --       --          3         --          --
  Stock grants                             --         --         90           1      --       --     22,499         --      22,500
  Net (loss)                               --         --         --          --      --       --         --   (209,621)   (209,621)
                                    ---------  ---------  ---------   ---------   -----    -----  ---------  ---------   ---------

Balance - December 31, 1997             1,000        $10        790          $8      --    $  --   $392,691  $(101,840)   $290,869
                                    =========  =========  =========   =========   =====    =====  =========  =========   =========

See notes to financial statements.

CELL & MOLECULAR TECHNOLOGIES, INC.
  AND SUBSIDIARY
Consolidated Statements of Cash Flows                                Page 1 of 2
================================================================================

                                                             For the Years Ended
                                                                 December 31,
                                                      ---------------------------------
                                                         1997        1996        1995
                                                      ---------------------------------
Cash Flows from Operating Activities
     Net income (loss)                                $(209,621)   $(62,617)    $56,709
     Adjustments to reconcile net income (loss)
       to net cash provided by operating activities:
         Depreciation and amortization                  112,253      68,302      41,387
         Loss on sale of fixed assets                        --      41,258          --
         Increase in allowance for doubtful accounts     10,000          --          --
         Accrued interest on stockholder loans           17,826          --          --
         Stock-based compensation                        22,500          --          --
         (Increase) decrease in:
           Accounts receivable                          (16,428)    (99,581)    (49,317)
           Unbilled services                            (31,578)    (33,610)         --
           Inventory                                    (57,375)    (20,542)     13,681
           Prepaid expenses                              14,713      (9,967)     (1,452)
         Increase (decrease) in:
           Accounts payable                              89,608      70,975      27,245
           Accrued salaries and payroll taxes          (133,982)    174,217     (11,362)
           Customer deposits                            614,640          --    (125,765)
           Taxes payable                                   (800)    (13,394)      4,257
           Unearned revenue                             (72,072)    124,720          --
                                                      ---------   ---------   ---------

                                                        359,684     239,761     (44,617)
                                                      ---------   ---------   ---------

Cash Flows from Investing Activities
     Acquisitions of property and equipment            (447,936)   (100,774)   (102,076)
     Proceeds from sale of fixed assets                      --      21,675          --
                                                      ---------   ---------   ---------

                                                       (447,936)    (79,099)   (102,076)
                                                      ---------   ---------   ---------

Cash Flows from Financing Activities
     Net borrowings on line of credit                     5,605       2,591      23,099
     Proceeds of notes payable                          100,000          --          --
     Payment of deferred financing costs                 (7,581)         --          --
     Repayments of notes payable                        (16,754)    (42,799)    (11,876)
     Loans from stockholders                            517,150          --      53,623
     Repayments of loans from stockholders             (150,207)    (30,806)         --
     Issuance of preferred stock                        250,000          --          --
                                                      ---------   ---------   ---------

                                                        698,213     (71,014)     64,846
                                                      ---------   ---------   ---------

See notes to consolidated financial statements.

CELL & MOLECULAR TECHNOLOGIES, INC.
  AND SUBSIDIARY
Consolidated Statements of Cash Flows                                Page 2 of 2
================================================================================

                                                             For the Years Ended
                                                                 December 31,
                                                     -----------------------------------
                                                        1997        1996         1995
                                                     -----------------------------------

Increase (Decrease) in Cash                          $ 609,961    $  89,648    $ (81,847)

Cash - beginning                                       133,722       44,074      125,921
                                                     ---------    ---------    ---------

Cash - end                                           $ 743,683    $ 133,722    $  44,074
                                                     =========    =========    =========


Supplemental Disclosures Cash paid during the year:
       Interest                                      $   9,565    $   7,077    $   8,136
                                                     =========    =========    =========


       Income taxes                                  $      --    $   2,638    $  13,943
                                                     =========    =========    =========


     Non-cash investing and financing activities:
       Land and building acquired with mortgage      $ 287,600    $      --    $      --
                                                     =========    =========    =========



See notes to consolidated financial statements.

CELL & MOLECULAR TECHNOLOGIES, INC.
  AND SUBSIDIARY
Notes to Consolidated Financial Statements      December 31, 1997, 1996 and 1995
================================================================================

1-   Nature of  Entity,  Operations  and  Summary  of  Significant  Accounting
     Policies

     Nature of Entity and Operations - Cell & Molecular Technologies, Inc. (the "Company"), was incorporated on May 6, 1997. The Company is comprised of two separate divisions that provide goods and services in the domestic biotechnology industry. The Specialty Media Division ("SM") is a manufacturer and wholesaler of cell culture media and reagents. The Molecular Cell Science Division ("MCS") provides research services to pharmaceutical companies and other molecular biology and cell biology research and development entities.

     Effective May 9, 1997, the Company acquired 100% of the issued and outstanding shares of two companies owned by Company stockholders, Specialty Media, Inc. and Molecular Cell Science, Inc. (an S corporation for federal income tax purposes), in exchange for 1,000 shares of its Class A Common Stock. This transaction was treated as a transfer of shares between companies under common control in a manner similar to a pooling of interests. Accordingly, all assets and liabilities of the merged companies were recognized at historical costs and the historical financial statements of Specialty Media, Inc. and Molecular Cell Science, Inc. became a component of the historical financial statements of the Company. Accordingly, the accompanying consolidated financial statements present the merger as of first day of the earliest fiscal year presented.

     A summary of significant accounting policies is as follows:

     a. Principle of Consolidation - In August, 1997, the Company acquired sole ownership of 580 Marshall Street, L.L.C. from two Company stockholders. The accompanying consolidated financial statements include the assets and liabilities of 580 Marshall Street, L.L.C. and results of its operations since its inception in 1997. All intercompany transactions and balances have been eliminated upon consolidation.

     b. Cash and Cash Equivalents - Cash and cash equivalents include liquid investments with maturities of three months or less at the time of purchase.

     c. Inventory - Inventory is stated at the lower of cost (first-in, first-out method) or market.

     d. Financial Instruments - The Company does not hold any financial instruments for trading purposes. The carrying value of cash and debt approximated fair value at December 31, 1997 and 1996.


                                                                       Continued

     e. Property, Plant and Equipment - Property, plant and equipment are stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, which range from three to forty years. Amortization of leasehold improvements is provided on the straight-line basis over the lesser of the estimated useful life of the asset or the remaining lease term. Repairs and maintenance which do not extend the useful lives of the related assets are expensed as incurred.

     f. Deferred Financing Costs - Financing costs, principally incurred in connection with the mortgage on Company premises, is amortized on a straight-line basis over the duration of the related loan.

     g. Revenue Recognition - The Company records revenues from fixed-price contracts extending over more than one accounting period on a percentage-of-completion basis. If it is determined that a loss will result from the performance of a contract, the entire amount of estimated loss is charged against income in the period in which the determination is made. In general, prerequisites for billings are established by contractual provisions including predetermined payment schedules, the achievement of contract milestones or submission of appropriate billing detail. Unbilled services arise when services have been rendered but clients have not been billed. Similarly, unearned revenue represents amounts billed in excess of revenue recognized.

     h. Research and Development Costs - Expenditures for Company-sponsored research and development are expensed as incurred. Such costs were approximately $20,000, $10,000 and $5,000 in 1997, 1996 and 1995,
          respectively.

     i. Income Taxes - The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax basis of assets and liabilities applying the enacted statutory tax rates in effect for the year in which the differences are expected to reverse.

     j. Advertising Costs - All costs relating to advertising and marketing have been expensed in the period incurred. Advertising costs during 1997, 1996 and 1995 were $12,726, $56,342 and $10,726, respectively.

     k. Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     l.   Recent Accounting Pronouncements

          > Earnings Per Share - The Company has chosen to adopt Financial Accounting Standards No. 128 Earnings Per Share which replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Earnings per share is calculated by dividing net income (loss) by the sum of the weighted average number


                                                                       Continued
               of shares of common stock and common stock equivalents outstanding for the years ended December 31, 1997, 1996 and 1995. Common stock equivalents were excluded from the computation for the years ended December 31, 1997 and 1996 because of their anti-dilutive effect.

          > Stock-Based Compensation - Statement of Financial Accounting Standards No. 123 Accounting for Stock-Based Compensation, encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. APB No. 25 requires no recognition of compensation expense for the stock-based compensation arrangements provided by the Company where the exercise price is equal to the market price at the date of the grants.

          > Segments - The Company has chosen early adoption of Financial Accounting Standards No. 131 Disclosures about Segments of an Enterprise and Related Information, which expands and modifies disclosures and has no impact on consolidated financial position, results of operations or cash flows.


2-   Issuance of Preferred Stock and Stockholder Loans

     In May, 1997, the Company issued 1,000 shares of Convertible Preferred Stock to three individuals for $250,000. The Preferred Stock carry 50% of the voting rights of the Company. Such shares are non-interest-bearing and are convertible to an equal number of Class A Common Stock, at the option of the holder.

     In July, 1997, the Company borrowed $500,000, in aggregate, from the Preferred Stock stockholders of the Company. The promissory notes bear 5% simple interest over five years. Principal and accrued interest are payable in full on July 14, 2002. As the promissory notes bear a below market rate of interest, additional interest has been imputed on the notes to approximate the Company's current available financing rate of 10%. At December 31, 1997, the balance of stockholder loans, net of unamortized discount of $116,748, is $397,627.


3-   Inventory

     Inventory consists of the following:
                                                     December 31,
                                                ----------------------
                                                  1997          1996
                                                --------      --------
          Finished Goods                         $74,469       $38,335
          Packaging Materials                     32,458        27,915
          Raw Materials                           28,150        11,452
                                                --------      --------

                                                $135,077       $77,702
                                                ========      ========


                                                                       Continued

4 -    Property, Plant and Equipment

       Property, plant and equipment consist of the following:

                                        December 31,
                                   ----------------------          Estimated
                                      1997        1996           Useful Lives
                                   ----------  ----------        ------------
Land                               $   90,000  $       --            --
Building and Improvements             255,970          --        10-40 years
Machinery and Equipment               580,621     264,582        5-10 years
Leasehold Improvements                104,761      80,336        Lease life
Furniture and Fixtures                 86,287      37,185        5-7 years
                                   ----------  ----------
                                    1,117,639     382,103
Less:  Accumulated depreciation
          and amortization            321,868     209,790
                                   ----------  ----------

                                   $  795,771  $  172,313
                                   ==========  ==========


     Depreciation and amortization expense charged to operations is $112,253, $68,302 and $41,387 for the years ended December 31, 1997, 1996 and 1995, respectively.


5-   Line of Credit

     At December 31, 1997 and 1996, the Company had outstanding balances of $31,295 and $25,690, respectively on a $75,000 line of credit issued by a bank. The line of credit had expired in September, 1997 and was paid in full in January, 1998.


6-   Related Party Transactions and Lease Commitment

     a. The Company has, from time to time, received various other loans from its stockholders to fund operations. At December 31, 1996, amounts due to stockholders was $133,057.

     b. During 1996, the Company sold certain automobiles to stockholders and incurred a loss of approximately $41,000 on the sale.

     c. The Company subleases its administrative office and executive research laboratory from a stockholder of the Company. The underlying lease expires in November, 1999. Rent payments are made directly to the landlord on behalf of the officer of the Company. Rental expense of $17,444, $14,000 and $38,000 was incurred under sublease for the years ended December 31, 1997, 1996 and 1995, respectively.

          The future minimum lease payments to be made for these premises are $14,400 and $13,200 for the years ended December 31, 1998 and 1999, respectively.

                                                                       Continued

7 -    Long-Term Debt

       Long-term debt consists of the following:

                                                                               December 31,
                                                                            ------------------
                                                                              1997      1996
                                                                            --------  --------
     Mortgage  Payable - payable in 240 monthly  installments of
     $2,610 to February, 2017, including interest at
     9%- secured by the Company's building in Phillipsburg, New Jersey      $284,972  $     --

     Notes  Payable - bank - payable  in 60  monthly  installments  of $2,132 to
     March, 2002, including interest at 10% - guaranteed
     by two stockholders and secured by a stockholder's personal residence    89,303        --

     Other                                                                     3,874     7,303
                                                                            --------  --------
                                                                             378,149     7,303
     Less:  Current maturities                                                27,038     3,431
                                                                            --------  --------
                                                                            $351,111  $  3,872
                                                                            ========  ========


     Principal maturities of long-term debt over the next five years are as follows;

                  December 31,  1998          $    27,038
                                1999               25,533
                                2000               28,147
                                2001               31,028
                                2002               16,038
                  Thereafter                      250,365
                                              -----------
                                              $   378,149
                                              ===========



8-   Employee Agreement

     In May, 1997, the Company entered into an employment agreement with its President/CEO. The agreement is for an initial term of three years and contains a provision for an automatic one-year extension, unless written notice is received by either party.

                                                                      Continued

9-   Income Taxes

     The components of the provision for income taxes for the years ended are as follows:

                                                 December 31,
                                    ------------------------------------
                                      1997           1996         1995
                                    --------       -------       -------


     Current                        $     --       $ 2,638       $13,943
     Deferred                             --            --            --
                                    --------       -------       -------

                                    $     --       $ 2,638       $13,943
                                    ========       =======       =======



     Deferred taxes reflect the tax effects of temporary differences between the amount of assets and liabilities for financial reporting and the amounts recognized for income tax purposes. The significant components of deferred tax assets are as follows:

                                  December 31,
                                                ---------------------------
                                                  1997      1996       1995
                                                -------    ------     -----
     Net Operating Loss Carryforward            $64,000     $  --     $  --
     Depreciation                                11,000        --        --
                                                -------     -----     -----
                                                 75,000        --        --
     Less:  Valuation allowance                  75,000        --        --
                                                -------     -----     -----

                                                $    --     $  --     $  --
                                                =======     =====     =====


     The provision for income taxes differs from the amount using the statutory federal income tax rate (34%) as follows:

                                                        December 31,
                                              ------------------------------
                                                1997       1996       1995
                                              --------   --------   --------


     At Statutory Rates                       $(64,000)  $(20,000)  $ 24,000
     Valuation Allowance Change                 75,000         --         --
     Loss of Net Operating Loss Carryforward
       Benefit Related to S Corporation             --     16,900         --
     Lower Effective Rate on C Corp.                --         --    (11,200)
     No Federal Income Tax on S Corp.          (17,000)        --         --
     Other - primarily state taxes               6,000      5,738      1,143
                                              --------   --------   --------

                                              $     --   $  2,638   $ 13,943
                                              ========   ========   ========


     The Company has available to offset future income taxes a net operating loss of approximately $186,000.

                                                                      Continued

10-  Percentage-of-Completion

     The following is a summary of assets and liabilities related to long-term contracts which are recognized on the percentage-of-completion basis:


                                  December 31,
                                                     ---------------------
                                                        1997       1996
                                                     ---------   ---------
     Contract Receivables
        Billed:
            Completed contracts                      $      --   $   5,890
            Contracts in progress                       66,187      36,537
        Unbilled                                        65,188      33,610
                                                     ---------   ---------
                                                       131,375      76,037
        Less:  Allowance for doubtful collections           --          --
                                                     ---------   ---------

                                                     $ 131,375   $  76,037
                                                     =========   =========


     Unearned Revenue
        Costs incurred on uncompleted contracts      $ 197,207   $  30,000
        Estimated earnings                             223,847      48,418
                                                     ---------   ---------
                                                       421,054      78,418
        Less:  Billings to date                        408,514     169,528
                                                     ---------   ---------

                                                     $  12,540   $ (91,110)
                                                     =========   =========


        Included  in  the  accompanying   balance  sheets  under  the  following
           captions:
             Unbilled services                       $  65,188   $  33,610
             Unearned revenue                          (52,648)   (124,720)
                                                     ---------   ---------

                                                     $  12,540   $ (91,110)
                                                     =========   =========



     There were no contracts where the expected costs exceeded the contract price.

     All contract receivables are due within one year.

                                                                      Continued

11 - Significant Customers and Concentrations of Credit Risk

        For the years ended December 31, 1997, 1996 and 1995, the Company had significant sales and receivable balances from major customers in the pharmaceutical and biotechnology industries as follows:

                                                           Approximate Year-to-Date
                              December 31, 1997    December 31, 1996     December 31, 1995
                            --------------------  -------------------   -------------------
                                      Percentage           Percentage            Percentage
                              Sales    of Total     Sales   of Total     Sales    of Total
                            ===============================================================
     Significant  Customer
              A             $528,000         24%  $345,000         23%  $200,000         13%
              B              229,000         11    189,000         13    219,000         14
              C                   --         --         --         --         --         --
              D                   --         --         --         --         --         --
                            --------   --------   --------   --------   --------   --------
                            $757,000         35%  $534,000         36%  $419,000         27%
                            ========   ========   ========   ========   ========   ========

                                           Approximate Value at Year End
                                    December 31, 1997          December 31, 1996
                                 -----------------------   -----------------------
                                  Accounts                  Accounts
                                 Receivable   Percentage   Receivable  Percentage
                                   (Net)*      of Total       (Net)*    of Total
                                 =================================================
     Significant  Customer
              A                  $     --           --%      $ 89,000         48%
              B                    48,000           16         44,000         24
              C                    37,000           13             --         --
              D                    36,000           12             --         --
                                 --------     --------       --------   --------
                                 $121,000           41%      $133,000         72%
                                 ========     ========       ========   ========


     *Accounts receivable (net) includes billed accounts receivable and unbilled services less unearned revenue.


     The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and trade accounts receivable. The Company placed its cash with high credit quality institutions. At times, balances may be in excess of the FDIC insurance limit. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its trade accounts receivable credit risk exposure is limited.


                                                                      Continued

12-  Stock Option Plan

     In July, 1997, the Company adopted the 1997 Stock Option Plan (the "Plan") under which options to purchase 210 shares of Class A Common Stock at not less than 100% of the fair market value on the date the option is granted will be issued to employees. The options issued under the Plan vest 20% per year for five years and expire in 2002.

     The pro forma information required by SFAS 123 regarding net income and earnings per share has been presented as if the Company had accounted for its stock option plans under the fair value method. The fair value of each option grant is estimated on the date of the grant using the minimum value method prescribed for non-public entities with the following weighted average assumptions:

            Assumptions
               Expected life of options                         5 years
               Risk free interest rate                              5.5%
               Expected dividend yield                               --

     The weighted average fair value of the options granted during 1997 was $5,500. Had the fair value of the options been amortized to expense over the options' vesting period, the pro forma impact on earnings of the stock-based compensation for the options under the provision would have been as follows:

            Net (Loss)
               As reported                                  $   (209,621)
               Pro forma                                    $   (210,721)

            Earnings Per Share
               As reported                                  $    (229.85)
               Pro forma                                    $    (231.05)

     In accordance with SFAS 123, the weighted average fair value of stock options granted is required to be based on a theoretical statistical model using the preceding assumptions. In actuality, the Company's stock options do not trade on a secondary exchange and, therefore, the employees and directors cannot derive any benefit from holding the stock options under these plans without an increase in the market price of Company stock. Such an increase in stock price would benefit all shareholders commensurately.


13-  Segment Information

     The Company  has two  reportable  segments  which are  organized  along its divisional lines. The MCS segment provides research services to pharmaceutical and other companies. The SM segment manufactures and wholesales cell culture media and reagents.

                                                                      Continued

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit or loss before income taxes. The Company accounts for inter-segment sales and transfers, if any, as if the transactions were to third parties, that is at current market prices.

     The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technologies and marketing strategies.

     There are no significant adjustments to reconcile segment totals to consolidated totals presented in the accompanying consolidated financial statements.


                                                December 31,
                                   ---------------------------------------
                                       1997         1996           1995
                                   -----------   -----------   -----------
     Sales to External Customers
         MCS                       $ 1,125,855   $   602,836   $   729,268
         SM                          1,054,335       868,385       797,123
                                   -----------   -----------   -----------

                                   $ 2,180,190   $ 1,471,221   $ 1,526,391
                                   ===========   ===========   ===========



     Gross Margin
         MCS                       $   429,660   $   224,765   $   240,775
         SM                            348,816       313,218       293,457
                                   -----------   -----------   -----------

                                   $   778,476   $   537,983   $   534,232
                                   ===========   ===========   ===========



     Income (Loss) Before Taxes
         MCS                       $  (201,479)  $   (49,686)  $    (3,298)
         SM                             (8,142)      (10,293)       73,950
                                   -----------   -----------   -----------

                                   $  (209,621)  $   (59,979)  $    70,652
                                   ===========   ===========   ===========



     Interest Income
         MCS                       $     1,324   $     1,182   $     1,205
         SM                             11,625            --            --
                                   -----------   -----------   -----------

                                   $    12,949   $     1,182   $     1,205
                                   ===========   ===========   ===========



                                                                      Continued

                                                    December 31,
                                      ---------------------------------------
                                          1997          1996          1995
                                      -----------   -----------   -----------


     Interest (Expense)
         MCS                          $    (8,460)  $        --   $        --
         SM                               (38,967)       (7,077)       (8,136)
                                      -----------   -----------   -----------

                                      $   (47,427)  $    (7,077)  $    (8,136)
                                      ===========   ===========   ===========



     Depreciation and Amortization
         MCS                          $    82,502   $    41,265   $    16,175
         SM                                29,751        27,037        25,212
                                      -----------   -----------   -----------

                                      $   112,253   $    68,302   $    41,387
                                      ===========   ===========   ===========



     Segment Assets
         MCS                          $ 1,520,920   $   433,047   $   156,617
         SM                               507,537       273,917       327,460
                                      -----------   -----------   -----------

                                      $ 2,028,457   $   706,964   $   484,077
                                      ===========   ===========   ===========



     Expenditures for Segment Assets
         MCS                          $   368,778   $    99,154   $    58,868
         SM                               366,758         1,620        43,208
                                      -----------   -----------   -----------

                                      $   735,536   $   100,774   $   102,076
                                      ===========   ===========   ===========



     Essentially all revenue earned for the years ended December 31, 1997, 1996 and 1995 by the Company are attributable to the United States, the Company's country of domicile. All long-lived assets of the Company are located in the United States.